SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of December, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Simplified, Short-form Merger by Absorption”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: December 28, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

December 28, 2010

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Investor Relations

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

Announcement Regarding Simplified, Short-form Merger by Absorption

TOKYO, Japan – December 28, 2010 – ORIX Corporation (TSE: 8591; NYSE: IX) a leading integrated financial services group, announced today that it has resolved to merge with its subsidiary, ORIX Alpha Corporation (ORIX Alpha) pursuant to a merger by absorption (the Merger) effective on April 1, 2011. The details of the Merger are as follows.

The contents of this release have been partially abbreviated since ORIX Alpha is a consolidated subsidiary of ORIX.

1.	Purpose of the Merger

The purpose of the Merger is to centralize businesses within the ORIX Group for greater operational efficiency and to further strengthen ORIX’s domestic operating platform.

2.	Summary of the Merger

(1) Schedule
Merger Resolution Approval Date	December 28, 2010 (Tuesday)
Merger Agreement Execution	January 7, 2011 (Friday)
Merger Date (effective date)	April 1, 2011 (Friday)

The Merger will be conducted as a simplified merger in accordance with Item 3, Article 796 of the Company Act of Japan (the Company Act). Accordingly, in connection with the Merger, ORIX will not convene a general meeting of its shareholders required for non-simplified mergers under Item 1, Article 795 of the Company Act. Additionally, because ORIX exercises “special control” over ORIX Alpha through its ownership of over 90% of ORIX Alpha’s outstanding voting rights, the Merger will be conducted as a short-form merger in accordance with Item 1, Article 784 of the Company Act. Accordingly, in connection with the Merger, ORIX Alpha will not convene a general meeting of its shareholders required for non-short-form mergers under Item 1, Article 783 of the Company Act.

(2) Method of Merger

Using the merger by absorption method, ORIX will become the surviving entity and ORIX Alpha will be dissolved as the non-surviving entity.

(3) Merger Ratio

There is no allotment of shares or assets related to the Merger.

(4) Share warrants or corporate bonds with share warrants upon the Merger

Not applicable.

3.	Details of Companies Involved in the Merger

		Surviving Company	Non-surviving Company

(1)	Name	ORIX Corporation	ORIX Alpha Corporation

(2)	Address	2-4-1 Hamamatsu-cho, Minato-ku, Tokyo	12-15 Kobuna-cho Nihombashi, Chuo-ku, Tokyo

(3)	Representative & Title	Yukio Yanase, President & COO*1	Tsutomu Matsuzaki, President

(4)	Business Type	Integrated financial services	Integrated financial services

(5)	Paid in Capital	143,939 (As of March 31, 2010)	1,860 (As of March 31, 2010)

(6)	Established	April, 17, 1964	March 15, 1972

(7)	Outstanding Shares	110,229,948 (March 31, 2010)	1,200,000 (March 31, 2010)

(8)	Fiscal Year End	March 31	March 31

(9)	Major Shareholders and Percentage	Japan Trustee Services Bank, Ltd. (Trust Account) 10.63%	ORIX Corporation 100%
		The Master Trust Bank of Japan, Ltd. (Trust Account) 9.86%	-
		The Chase Manhattan Bank 385036 4.25%	-
		Japan Trustee Services Bank, Ltd. (Trust Account 9) 3.74%	-
		State Street Bank and Trust Company 2.67%	-

(10)	Financial Position and Results during the most recent fiscal year	ORIX (Consolidated) March 31, 2010	ORIX Alpha March 31, 2010

	Net Assets	1,298,684	14,132

	Total Assets	7,739,800	114,351

	Net Assets per share (yen)	12,082.56 yen	11,776.76 yen

	Total Revenues	932,841	18,574

	Operating Income	29,571	712

	Income before Income Taxes	55,608	240

	Net Income	37,757	68

	Basic Earnings per share (yen)	370.52 yen	57.13 yen

Notes:

1.	Makoto Inoue will assume the position of Representative as of January 1, 2011
2.	Figures are in millions of yen unless otherwise specified.
3.	ORIX has adopted US GAAP and lists Income before Income Taxes in the Ordinary Profit line item. Net Assets, Net Income and per share information are the amounts Attributable to ORIX Corporation.

4.	Situation after the Merger

There will be no change to ORIX’s company name, address, representative and title, business type, paid-in capital or fiscal year after the Merger.

5.	Future Outlook

No changes have been made to ORIX’s forecast for the consolidated fiscal year ended March 31, 2011 announced on May 10, 2010 as a result of the Merger.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 27 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, trust and banking and loan servicing. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2009 – March 31, 2010.”

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